FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 31, 2012

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 31, 2012 – FYQ4 2011 Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2012

ARM HOLDINGS PLC

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2011
A presentation of the results will be webcast today at 09:30 GMT at www.arm.com/ir

CAMBRIDGE, UK, 31 January 2012— ARM Holdings plc announces its unaudited financial results for the fourth quarter and full year ended 31 December 2011.

Q4 2011 – Financial Summary	Normalised*			IFRS
	Q4 2011	Q4 2010	% Change	Q4 2011	Q4 2010
Revenue ($m)	217.0	179.6	21%	217.0	179.6
Revenue (£m)	137.8	113.9	21%	137.8	113.9
Operating margin	48.2%	41.1%		34.2%	30.1%
Profit before tax (£m)	69.0	47.6	45%	49.7	34.9
Earnings per share (pence)	3.71	2.90	28%	2.40	2.19
Net cash generation**	51.5	40.7
Effective revenue fx rate ($/£)	1.58	1.58
FY 2011 – Financial Summary	Normalised*			IFRS
	FY 2011	FY 2010	% Change	FY 2011	FY 2010
Revenue ($m)	785.0	631.3	24%	785.0	631.3
Revenue (£m)	491.8	406.6	21%	491.8	406.6
Operating margin	45.1%	40.4%		30.3%	26.3%
Profit before tax (£m)	229.7	167.4	37%	156.9	110.0
Earnings per share (pence)	12.45	9.34	33%	8.19	6.36
Net cash generation**	203.8	179.9
Effective revenue fx rate ($/£)	1.60	1.55

Progress on key growth drivers in Q4
•	Growth in adoption of ARM® processor technology
o	25 processor licenses signed, including the first lead licenses for processors based on the new ARMv8-A architecture
o	9 Cortex™-A and 8 Cortex-M family processor licenses signed
o	Many of the advanced processor licenses signed with companies developing smarter consumer electronics technology such as digital TVs, mobile computers and smartphones
•	Growth in shipments of chips based on ARM-processor technology
o	1.2 billion chips shipped into mobile phones and mobile computers, up 10% year-on-year
o	1.0 billion chips shipped into consumer and embedded digital devices, up 40% year-on-year
•	Growth in outsourcing of new technology
o	Physical IP: 20nm royalty-bearing platform signed with major foundry and 3 Processor Optimisation Pack (POP) licenses signed for Cortex-A series processors
o	Mali™ Graphics: 5 Mali licenses signed for digital TV, mobile computing and smartphones

Warren East, Chief Executive Officer, said:
“In Q4 and throughout 2011 ARM has seen strong licensing growth, driven by market-leading semiconductor companies increasing their commitment to ARM technology, and more new customers choosing ARM technology for the first time.  We have also seen our royalty revenue continue to grow faster than industry revenues as the ARM Partnership gains share in our target markets.

2012 will bring exciting opportunities and challenges as ARM enters competitive new markets where we are well positioned to succeed with leading technology, an innovative business model and a thriving ecosystem of Partners. As our customers are designing more ARM technology into their widening product portfolios, ARM is investing in the development of new products.  These products will drive further long-term growth in our revenues, profits and cash.”

Outlook
ARM enters 2012 with a robust opportunity pipeline for licensing and a record order backlog, helped by new product introductions and new markets.  In addition, market share gains in long-term growth sectors look set to continue as our Partners introduce new chips based on ARM technology.  Given industry analysts are forecasting that semiconductor revenues declined about 10% sequentially in Q4 and given ARM’s very strong license revenues in Q4, we expect group dollar revenues for the first quarter to be in-line with current market expectations of around $200 million.

For full-year 2012, the global macro-economic situation remains uncertain and is likely to influence consumer and enterprise spending, thereby potentially impacting semiconductor revenues and industry confidence.  Assuming the macroeconomic situation does not deteriorate significantly, we expect group dollar revenues for the full-year to be at least in line with current market expectations of just over $860 million.

Q4 2011 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q4 2011	Q4 2010	% Change	Q4 2011	Q4 2010	% Change
PD
Licensing	67.5	53.8	25%	43.0	34.0	27%
Royalties	100.4	81.9	23%	63.6	52.0	22%
Total PD	167.9	135.7	24%	106.6	86.0	24%
PIPD
Licensing	11.4	11.6	-2%	7.2	7.4	-3%
Royalties1	14.3	12.0	19%	9.1	7.6	19%
Total PIPD	25.7	23.6	9%	16.3	15.0	8%
Development Systems	12.7	11.6	9%	8.1	7.4	10%
Services	10.7	8.7	24%	6.8	5.5	22%
Total Revenue	217.0	179.6	21%	137.8	113.9	21%
1 Includes catch-up PIPD royalties of $2.2m (£1.4m) in Q4 2011 and $0.4m (£0.2m) in Q4 2010.

FY 2011 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	FY 2011	FY 2010	% Change	FY 2011	FY 2010	% Change
PD
Licensing	236.5	166.9	42%	149.3	105.9	41%
Royalties	356.9	291.5	22%	222.2	189.4	17%
Total PD	593.4	458.4	29%	371.5	295.3	26%
PIPD
Licensing	49.2	41.3	19%	31.2	26.6	17%
Royalties1	48.7	43.8	11%	30.2	28.3	7%
Total PIPD	97.9	85.1	15%	61.4	54.9	12%
Development Systems	52.4	55.4	-5%	32.9	36.0	-9%
Services	41.3	32.4	27%	26.0	20.4	27%
Total Revenue	785.0	631.3	24%	491.8	406.6	21%
1 Includes catch-up PIPD royalties $4.5m (£2.8m) in FY 2011 and $1.8m (£1.1m) in FY 2010.

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, restructuring charges, profit or loss on disposal and impairment of available-for-sale investments and Linaro™-related charges. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 8.1 to 8.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, share-based payroll taxes and Linaro-related charges, and deducting inflows from share option exercises– see notes 8.8 to 8.12.

***
Dollar revenues are based on the Group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.

CONTACTS:
Sarah West/Daniel Thole	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1223 400796

Financial review
(IFRS unless otherwise stated)

Total revenues
Total revenues in Q4 2011 were $217.0 million, up 21% on Q4 2010. Q4 sterling revenues were £137.8 million, up 21% year-on-year.

Full-year total revenues were $785.0 million, up 24% on 2010.

License revenues
Total dollar license revenues in Q4 2011 increased by 21% year-on-year to $78.9m, representing 36% of group revenues.  License revenues comprised $67.5 million from PD and $11.4 million from PIPD.

During Q4, additional partners entered into long-term commitments to use ARM technology where the revenue associated with these agreements goes into backlog and will be recognised in future quarters as engineering and delivery milestones are achieved. These agreements included the signing of a subscription license by LSI Corporation for access to a broad range of processors, and three lead licenses for processors based on our recently announced ARMv8-A technology. As a result, group backlog at the end of the quarter was up more than 20% sequentially, and up about 35% year-on-year, to a record high.

Full-year dollar license revenues were $285.7 million, up 37% on 2010.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties reported in Q4 generated from semiconductor unit shipments in Q3. Total dollar royalty revenues in Q4 2011 increased 22% to $114.7 million, representing 53% of group revenues.   Royalty revenues comprised $100.4 million for PD and $14.3 million for PIPD.

PIPD royalties of $14.3 million include $2.2 million of “catch-up” royalties. Underlying royalties for PIPD were up 4% year-on-year to a record high.

Full-year dollar royalty revenues were $405.6 million, up 21% on 2010. This compares with industry revenues1 increasing by about 8% in the relevant shipment period (i.e. Q3 2010 to Q3 2011), demonstrating ARM’s continuing market share gains over the last 12 months.  Royalty revenues now represent 52% of ARM total revenues, having grown from less than 40% in 2005. It is expected that royalty revenues will become a greater proportion of Group revenues in the future.

Development Systems and Service revenues
Sales of development systems were $12.7 million in Q4 2011, up 9% on Q4 2010 and representing 6% of group revenues. Service revenues were $10.7 million in Q4 2011, up 24% and representing 5% of group revenues.

Full-year development systems revenues were $52.4 million, down 5% year-on-year. Full-year service revenues were
$41.3 million, up 27% on 2010.

The decline in development systems revenues is largely due to the growth of Linux-based operating systems, which are supported by free software development tools.  ARM is now refocusing this business on microcontroller tools and premium toolkits for multi-core systems.  Due to this transition process, we expect that revenues for development systems in 2012 will be broadly flat year-on-year.

1 Source: Semiconductor Industry Association., January 2012.  Semiconductor revenues, excluding memory and analog.

Gross margins
Gross margin in Q4 2011, excluding share-based payment costs of £1.0 million (see below), was 96.0%, compared to 94.9% in Q4 2010.

Full-year gross margin, excluding share-based payment costs of £3.5 million, was 95.1% compared to 94.3% in 2010.
The higher gross margin in 2011 compared to 2010 is due primarily to the higher proportion of royalty and licensing revenue compared to development systems and services revenues.

Operating expenses and operating margin
Normalised Q4 and full-year income statements for 2011 and 2010 are included in notes 8.13 to 8.16 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses (excluding acquisition-related, share-based payments, and disposal and impairment of investments) in Q4 2011 were £65.8 million compared to £60.5 million in Q3 2011 and £61.2 million in Q4 2010. The increase in operating expenses in the fourth quarter is due primarily to the impact of investing in our research and development teams through 2011 and the net increase arising from higher incentive payments in Q4 offset by a net credit arising on the accounting for derivative instruments.  There was also a net credit on the accounting for derivative instruments in Q3 2011.

Normalised operating expenses in Q1 2012 (assuming effective exchange rates similar to current levels) are expected to be £64-66 million.

Normalised operating margin in Q4 2011 was 48.2%. Normalised operating margin in Q3 2011 and Q4 2010 was 44.6% and 41.1% respectively.  Normalised operating margin in the full-year 2011 was 45.1% compared to 40.4% in 2010.

Normalised research and development expenses were £31.4 million in Q4 2011, representing 23% of revenues, compared to £29.8 million in Q3 2011 and £29.6 million in Q4 2010. Normalised sales and marketing costs were £17.3 million in Q4 2011, representing 13% of revenues, compared to £15.6 million in Q3 2011 and £15.9 million in Q4 2010. Normalised general and administrative expenses were £17.1 million in Q4 2011, representing 12% of revenues, compared to £15.1 million in Q3 2011 and £15.7 million in Q4 2010.

Total IFRS operating expenses in Q4 2011 were £84.1 million (Q4 2010: £73.1 million) including £13.2 million (Q4 2010: £9.9 million) in relation to share-based payments and related payroll taxes, and £5.2 million (Q4 2010: £2.0 million) in relation to amortisation of intangible assets, other acquisition-related charges, disposal and impairment of investments and restructuring charges. Total share-based payments and related payroll tax charges of £14.2 million in Q4 2011 were included within cost of revenues (£1.0 million), research and development (£8.5 million), sales and marketing (£2.7 million) and general and administrative (£2.0 million).

Total IFRS operating expenses for full-year 2011 were £315.2 million (2010: £273.6 million), including share-based payments and related payroll taxes of £54.2 million (2010: £39.1 million), amortisation of intangible assets, other acquisition charges, disposal and impairment of investments and restructuring charges of £8.2 million (2010: £11.0 million), and Linaro™-related charges of £6.9 million (2010: £4.5 million). Excluding these charges, operating expenses for the full year were £245.9 million, compared to £219.0 million in 2010.

Earnings and taxation
Profit before tax was £49.7 million in Q4 2011 compared to £34.9 million in Q4 2010. After adjusting for acquisition-related, share-based payments, and disposal and impairment of investments, normalised profit before tax was £69.0 million in Q4 2011 compared to £47.6 million in Q4 2010. The Group’s effective normalised tax rate in Q4 2011 was 26% (IFRS: 33%) giving a full year normalised tax rate of 25% (IFRS: 28%).

In Q4 2011, fully diluted earnings per share prepared under IFRS were 2.40 pence (11.19 cents per ADS2) compared to earnings per share of 2.19 pence (10.28 cents per ADS) in Q4 2010. Normalised fully diluted earnings per share in Q4 2011 were 3.71 pence per share (17.28 cents per ADS) compared to 2.90 pence per share (13.61 cents per ADS) in Q4 2010.

Full-year 2011 fully diluted earnings per share prepared under IFRS were 8.19 pence compared to earnings per share of 6.36 pence in 2010. Normalised fully diluted earnings per share for 2011 were 12.45 pence per share compared to 9.34 pence per share in 2010.

2 Each American Depositary Share (ADS) represents three shares.

Balance sheet
Intangible assets at 31 December 2011 were £554.9 million, comprising goodwill of £542.5 million and other intangible assets of £12.4 million, compared to £532.3 million and £12.1 million respectively at 31 December 2010.  The regular review of the carrying value of assets arising on acquisition was performed during Q4 2011 and it was concluded that no impairment was required.

Total accounts receivable were £119.6 million at 31 December 2011, comprising £114.7 million of trade receivables and £4.9 million of amounts recoverable on contracts, compared to £105.7 million at 31 December 2010, comprising £97.0 million of trade receivables and £8.7 million of amounts recoverable on contracts.

Days sales outstanding (DSOs) were 46 at 31 December 2011 compared to 40 at 30 September 2011 and 41 at 31 December 2010.

Cash flow and dividend
Total cash (see note 8.6) at 31 December 2011 was £424.0 million compared to £397.2 million at 30 September 2011 and £290.1 million at 31 December 2010. Normalised cash generation in Q4 2011 was £51.5 million.

The directors recommend payment of a final dividend in respect of 2011 of 2.09 pence per share, up 20%, which taken together with the interim dividend of 1.39 pence per share paid in October 2011, gives a total dividend in respect of 2011 of 3.48 pence per share, an increase of 20% on the total dividend of 2.90 pence per share in 2010. Subject to shareholder approval, the final dividend will be paid on 18 May 2012 to shareholders on the register on 4 May 2012.

Operating review

Processor licensing
Twenty-five processor licenses were signed in Q4 across a broad range of end markets for use in the simplest of microcontrollers to the most advanced mobile computers.  These included: wireless connectivity for Bluetooth and NFC; applications processors for smarter consumer electronic devices such as digital TVs, mobile computers and smartphones; and deeply embedded digital electronics for microcontrollers and smartcards.

One of the licenses was a subscription license signed with LSI Corporation giving them access to a broad range of ARM technology.  This agreement expands LSI’s long-term strategic relationship with ARM and will enable LSI to develop new networking and cloud computing solutions.

All of the licenses signed in Q4 were for ARM’s advanced Cortex and Mali graphics processors.  ARM signed licenses for nine Cortex-A family processors, including two agreements with lead Partners for ARM’s next generation of processors based on the ARMv8-A architecture which includes support for 64-bit. There were another eight Cortex-M family licenses taking the total signed to date to 131.  ARM signed five licenses for Mali graphics processors for use in digital TV, mobile computing and smartphones, including one for the latest Mali-T658. Two semiconductor companies bought their first Mali licenses, bringing the number of companies using Mali graphics technology to forty-five.

Q4 2011 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total
ARM7™				171
ARM9™				270
ARM11™				79
Cortex-A*	8	1	9	95
Cortex-R	1	1	2	24
Cortex-M	7	1	8	131
Mali	5**		5	58
Other	1		1	21
Total	22	3	25	849
* Includes two lead Partners for the ARMv8-A architecture
** Includes two existing ARM customers each taking their first Mali license

Processor Design Wins and Ecosystem Development
Over the last few months many leading technology companies have announced details of their ARM-based product developments.  These included:
•	NVIDIA, Qualcomm and TI demonstrating the latest prototypes of tablets and laptops running Microsoft’s Windows 8 operating systems.
•	Marvell’s ARM-based chips being designed into the next generation of Google TVs.
•	Several ARM partners announcing new elements to their microcontroller (MCU) strategies taking the number of ARM based microcontroller devices to over 1000:
o	Infineon introduced their first ARM based microcontroller with the XMC family based around Cortex-M4;
o	Fujitsu added another 54 ARM processor-based microcontrollers to their FM3 family, focusing mainly on high-performance applications;
o	NXP announced the LPC4300 as “the fastest ARM Cortex-M4 microcontroller available today” and the LPC11 microcontroller which integrates USB class drivers alongside a Cortex-M0 processor;
o	ST announced the STM32 F4 microcontroller family as “the world’s highest performing ARM Cortex-M microcontroller”.
•	TI announcing a new series of ARM9 processor-based systems for developing both Smart Grid and smart meter solutions.
•	Samsung and LG both announcing new smart TV families based on ARM processors and Mali graphics processors.
•
SiXiTS announced the release of Eon Sky on Android which is a tangible demonstration of how Mali GPUs can deliver high-end, console-quality graphics and game-play and is based on the Unity3D game engine.

Many more partner announcements can be found on the ARM website at www.arm.com/news.

Processor royalties
Royalties are recognised one quarter in arrears with royalties reported in Q4 generated from semiconductor unit shipments in Q3.

Q4 revenue came from the sales of about 2.2 billion ARM technology-based chips, the highest-ever number of ARM-processor based shipments.

ARM gained share in non-mobile end-markets throughout 2011. Shipments of ARM-processor based microcontrollers and smartcards grew about 80% year-on-year, compared to 5% for the overall microcontroller market3. The embedded market now represents 25% of all ARM-based processor unit shipments, up from 19% in Q4 2010.

The Cortex processor family represents 23% of all units shipped, up from 13% one year ago.  This increase is primarily due to shipments of Cortex-M family processor-based microcontrollers and smartcards, and an increase in Cortex-A family processor shipments driven by high-end smartphones and mobile computers adopting smarter applications processors.

The average royalty per chip in Q4 2011 was slightly up at 4.5 cents as the strong growth in high-volume low-cost chips, such as microcontrollers, smartcards and wireless connectivity chips was balanced against the growth in Cortex-A processor-based chips, which typically command higher average royalty percentages and are normally associated with higher value chips.

The growth in mobile computing and high-end smartphones continues to benefit ARM, with shipments of Cortex-A processor-based wireless and mobile computing chips more than doubling compared to the same quarter last year. For the quarter, ARM achieved an average of 2.5 ARM technology-based chips per mobile handset, up from 2.4 chips per device in Q3 2011. In Q4 2011, ARM’s partners reported a 75% increase in integrated WiFi and Bluetooth chip shipments compared with the same quarter last year.  Chips that integrate multiple functions into a single chip often contain several ARM processors.  Typically, ARM receives a higher percentage of the chip price when there is more ARM technology integrated into the chip.  The benefit arising from the combination of more integrated chips and more Cortex-A family based chips can be seen as, although the number of ARM processor-based chips in mobile devices grew by 10% in Q4 2011 compared with Q4 2010, the value from these chips grew 20%.

Q4 2011 Processor Unit Shipment Analysis
Processor Family	Unit Shipments	Market	Unit Shipments
ARM7	44%	Mobile	55%
ARM9	24%	Enterprise	16%
ARM11	9%	Home	4%
Cortex-A	6%	Embedded	25%
Cortex-R	2%
Cortex-M	15%

3 Source: Semiconductor Industry Association, January 2012

PIPD licensing
In Q4, ARM signed a physical IP license with a leading foundry customer for a new 20nm royalty-bearing platform.  This platform will target a wide range of applications including high-end smartphones, mobile computers and the next generation of smart digital TVs. This is the third leading-edge foundry customer to take a 22/20nm platform license and shows the increasing importance of ARM’s physical IP in building the next generation of high performance chips. Cumulatively, 91 physical IP platform licenses have now been signed and it is this base of platform licenses that drives ARM’s future royalty potential.

ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. During the quarter, ARM continued to see strong demand from these companies to use physical IP at advanced nodes, with a further semiconductor partner choosing to use ARM’s advanced physical IP at 28nm. As our partners transition from older process technology to more advanced nodes so this progression helps to drive ARM’s future royalty revenue.

ARM is also seeing increasing demand for our processor optimisation packs (POPs), which comprise physical IP optimised for use with our advanced Cortex-A family processors.  POPs enable the licensee to reproduce a high-performance, low-power processor implementation using pre-built components.  During the quarter we signed three licenses for Cortex-A9 and Cortex-A15 POPs at 28nm, 32nm and 40nm nodes, for use in high-end application processors in digital TVs, game consoles and mobile computing.

Q4 2011 and Cumulative PIPD Licensing Analysis
	Process Node (nm)	Total
New Royalty-Bearing Foundry Platform License	20	1

	Total for Quarter	Cumulative Total
Processor Optimisation Packs	3	26

Following a review of the physical IP platform licenses we are restating the number of royalty-bearing physical IP platforms.  These changes align the reporting of physical IP platforms with processor licenses.  The two major changes are:
•	Removal of platforms that are no longer expected to generate royalties.
•	Inclusion of royalty-bearing platforms that were previously excluded as to date they have generated only a small amount of royalty revenue.

Platform analysis (nm)	Royalty-Bearing Foundry	Royalty-Bearing Foundry
	Platforms at Each Node (Previous methodology)	Platforms at Each Node (Restated)
22/20	3	3
32/28	8	9
45/40	8	6
65	12	11
90	11	8
130	19	17
180 to 250	21	37
Total	82	91

PIPD royalties
Physical IP royalties are generated mainly from chips manufactured in the world’s major semiconductor foundries.  Royalties are recognised one quarter in arrears with royalties reported in Q4 generated from semiconductor unit shipments in Q3.

Underlying PIPD royalties in Q4 2011 were $12.1 million, up 4% sequentially to a record high, compared to foundry revenues which declined 4% in the relevant period.  Royalty revenue from physical IP at advanced nodes, at 65nm and beyond, continues to increase and now accounts for approximately 45% of royalty revenues.  This included the first physical IP royalty revenue from 32nm wafer shipments.

People
At 31 December 2011, ARM had 2,116 full-time employees, a net increase of 227 since the start of the year, with 80% being engineers joining ARM’s R&D teams. At the end of Q4, the group had 870 employees based in the UK, 555 in the US, 246 in Continental Europe, 306 in India and 139 in the Asia Pacific region.

Given the broad range of opportunities for growth, ARM is investing in its R&D programs and operations, and expects some further recruitment in 2012.

Principal risks and uncertainties
The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2010 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2010 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the Group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM may have to protect its intellectual property or defend ARM’s technology against claims that we have infringed others’ proprietary rights; an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results; companies within the semiconductor industry may consolidate reducing the number of customers that ARM may sell its technology to; for ARM to enter new markets or develop new technology may require significant investment and may not result in profitable operations; and ARM competes in the intensely competitive semiconductor market.

ARM Holdings plc
Consolidated balance sheet - IFRS

	31 December	31 December
	2011	2010
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	28,023	29,363
Short-term deposits	317,868	247,466
Embedded derivatives	1,141	2,303
Accounts receivable (see note 4)	119,631	105,668
Prepaid expenses and other assets	30,724	18,431
Current tax assets	6,233	3,646
Inventories: finished goods	2,470	1,784
Total current assets	506,090	408,661

Non-current assets:
Available-for-sale financial assets	27,281	20,329
Long-term deposits	83,094	15,000
Loans and receivables	2,018	1,934
Prepaid expenses and other assets	2,322	1,920
Property, plant and equipment	18,141	13,847
Goodwill	542,527	532,285
Other intangible assets	12,444	12,099
Deferred tax assets	105,873	78,587
Total non-current assets	793,700	676,001

Total assets	1,299,790	1,084,662

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	8,673	4,305
Fair value of currency exchange contracts	1,530	201
Accrued and other liabilities (see note 4)	84,929	72,028
Current tax liabilities	26,702	20,216
Deferred revenue	102,193	72,049
Total current liabilities	224,027	168,799

Non-current liabilities:
Deferred revenue	14,559	20,657
Deferred tax liabilities	-	301
Total non-current liabilities	14,559	20,958

Total liabilities	238,586	189,757

Net assets	1,061,204	894,905

Capital and reserves attributable to equity holders of the Company
Share capital	676	672
Share premium account	358,170	351,578
Share option reserve	61,474	61,474
Retained earnings	539,641	381,379
Revaluation reserve	271	-
Cumulative translation adjustment	100,972	99,802
Total equity	1,061,204	894,905

ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2011	31 December 2010	31 December 2011	31 December 2010
	Unaudited	Unaudited	Unaudited	Audited
	£’000	£’000	£'000	£'000

Revenues	137,799	113,946	491,826	406,595

Cost of revenues	(6,547)	(6,566)	(27,687)	(26,071)

Gross profit	131,252	107,380	464,139	380,524

Research and development	(42,935)	(36,635)	(165,351)	(139,750)
Sales and marketing	(20,186)	(19,707)	(72,610)	(70,108)
General and administrative	(20,985)	(16,792)	(77,197)	(63,707)
Total operating expenses, net	(84,106)	(73,134)	(315,158)	(273,565)

Profit from operations	47,146	34,246	148,981	106,959

Investment income	2,527	1,240	7,968	3,634
Interest payable and similar charges	-	(566)	-	(566)

Profit before tax	49,673	34,920	156,949	110,027
Tax	(16,599)	(5,211)	(44,307)	(24,053)

Profit for the period	33,074	29,709	112,642	85,974

Earnings per share
Basic and diluted earnings	33,074	29,709	112,642	85,974

Number of shares (‘000)
Basic weighted average number of shares	1,350,706	1,321,629	1,345,034	1,313,186
Effect of dilutive securities: Share options and awards	27,062	36,426	30,939	39,007
Diluted weighted average number of shares	1,377,768	1,358,055	1,375,973	1,352,193

Basic EPS (pence)	2.4	2.2	8.4	6.5
Diluted EPS (pence)	2.4	2.2	8.2	6.4

Diluted earnings per ADS (cents)	11.2	10.3	38.2	29.9

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.

ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2011	31 December 2010	31 December 2011	31 December 2010
	Unaudited	Unaudited	Unaudited	Audited
	£’000	£’000	£’000	£’000

Profit for the period	33,074	29,709	112,642	85,974
Other comprehensive income:
Unrealised holding gain on available-for-sale financial assets (net of tax of £90,000 in 2011 (2010: nil))	271	-	271	155
Currency translation adjustment	535	3,786	1,170	16,624
Other comprehensive income for the period	806	3,786	1,441	16,779
Total comprehensive income for the period	33,880	33,495	114,083	102,753

ARM Holdings plc
Consolidated cash flow statement - IFRS

	Year ended	Year ended
	31 December	31 December
	2011	2010
	Unaudited	Audited
	£’000	£’000
Operating activities
Profit before tax	156,949	110,027
Investment income (net)	(7,968)	(3,068)
Profit from operations	148,981	106,959
Depreciation and amortisation of tangible and intangible assets	13,156	19,949
Loss on disposal of property, plant and equipment	2	252
Compensation charge in respect of share-based payments	40,457	27,129
Impairment of available-for-sale financial assets	1,638	-
Loss/(profit) on disposal of available-for-sale financial assets	111	(37)
Provision for doubtful debts	24	(904)
Provision for obsolescence of inventory	(59)	(199)
Non-cash foreign currency gains	(2,262)	(519)
Movement in fair value of currency exchange contracts	1,329	658
Movement in fair value of embedded derivatives	1,162	177

Changes in working capital:
Accounts receivable	(13,352)	(39,942)
Inventories	(627)	95
Prepaid expenses and other assets	(12,317)	4,695
Accounts payable	4,368	2,025
Deferred revenue	23,324	53,594
Accrued and other liabilities	10,229	25,340

Cash generated by operations before tax	216,164	199,272
Income taxes paid	(22,356)	(22,859)

Net cash from operating activities	193,808	176,413

Investing activities
Interest received	4,240	2,101
Interest paid	-	(566)
Purchases of property, plant and equipment	(12,139)	(6,182)
Purchases of other intangible assets	(831)	(1,173)
Purchases of available-for-sale financial assets	(8,349)	(10,997)
Proceeds on disposal of property, plant and equipment	27	146
Proceeds on disposal of available-for-sale financial assets	12	142
Purchase of short and long-term deposits	(135,221)	(153,264)
Outflow from provision of long-term loan	-	(1,934)
Purchases of subsidiaries, net of cash acquired	(8,942)	-

Net cash used in investing activities	(161,203)	(171,727)

Financing activities
Proceeds received on issuance of shares from treasury	1,917	24,015
Proceeds received on issuance of shares	6,596	-
Dividends paid to shareholders	(42,166)	(34,323)

Net cash used in financing activities	(33,653)	(10,308)

Net increase/(decrease) in cash and cash equivalents	(1,048)	(5,622)
Cash and cash equivalents at beginning of year	29,363	34,489
Effect of foreign exchange rate changes	(292)	496
Cash and cash equivalents at end of year	28,023	29,363

ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	-uation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2010 (audited)	672	351,578	61,474	241,950	(155)	83,178	738,697
Profit for the year	−	−	−	85,974	−	−	85,974
Other comprehensive income:
Unrealised holding gain on available-for-sale investment	−	−	−	−	155	−	155
Currency translation adjustment	−	−	−	−	−	16,624	16,624
Total comprehensive income for the year	−	−	−	85,974	155	16,624	102,753
Dividends (see note 3)	−	−	−	(34,323)	−	−	(34,323)
Credit in respect of employee share schemes	−	−	−	27,129	−	−	27,129
Movement on tax arising on share options and awards	−	−	−	36,634	−	−	36,634
Proceeds from sale of own shares	−	−	−	24,015	−	−	24,015
	−	−	−	53,455	−	−	53,455
At 31 December 2010 (audited)	672	351,578	61,474	381,379	−	99,802	894,905
Profit for the year	−	−	−	112,642	−	−	112,642
Other comprehensive income:
Unrealised holding gain on available-for-sale investments	−	−	−	−	271	−	271
Currency translation adjustment	−	−	−	−	−	1,170	1,170
Total comprehensive income for the year	−	−	−	112,642	271	1,170	114,083
Shares issued on exercise of share options and awards	4	6,592	−	−	−	−	6,596
Dividends (see note 3)	−	−	−	(42,166)	−	−	(42,166)
Credit in respect of employee share schemes	−	−	−	40,457	−	−	40,457
Movement on tax arising on share options and awards	−	−	−	45,412	−	−	45,412
Proceeds from sale of own shares	−	−	−	1,917	−	−	1,917
	4	6,592	−	45,620	−	−	52,216
At 31 December 2011 (unaudited)	676	358,170	61,474	539,641	271	100,972	1,061,204

Notes to the Financial Information

(1) Basis of preparation
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 31 December 2011 and 31 December 2010, consolidated income statements and consolidated statements of comprehensive income for the three months and years ended 31 December 2011 and 2010, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the years ended 31 December 2011 and 2010, together with related notes.  This condensed set of consolidated financial information for the year ended 31 December 2011 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, “Interim financial reporting”, as adopted by the European Union.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2010, which have been prepared in accordance with IFRSs as adopted by the European Union.

The following amendment to standards is mandatory for the first time in 2011:

Amendment to IAS 24 “Related party disclosures” This removes the requirement for government-related entities to disclose details of all transactions with the government and it clarifies and simplifies the definition of a related party. The change in definition has not had an impact on the identification of the Group’s related parties. Published by the IASB in November 2009, this is effective for accounting periods beginning on or after 1 January 2011. This amendment was endorsed by the EU on 19 July 2010.

The following new standards, amendments to standards, or interpretations have been issued but are not effective for the financial year beginning 1 January 2011 and have not been early adopted:

IFRS 9 “Financial instruments on classification and measurement” This is the first part of a new standard to replace IAS 39. IFRS 9 has two measurement categories: amortised cost and fair value. All equity instruments are measured at fair value. A debt instrument is measured at amortised cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value through the income statement. This standard is not expected to have a material impact on the results of the Group. Published by the IASB in November 2009, this is effective for accounting periods beginning on or after 1 January 2013. This standard is not yet endorsed by the EU.

IFRS 10 “Consolidation” IFRS 10 replaces the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC-12, ‘Consolidation - special purpose entities’ and changes the definition of control so that the same criteria are applied to all entities. The revised definition of control focuses on the need to have both power and variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. This is not currently relevant but could have an impact if there are any changes to the structure of the Group. The standard is effective for annual periods beginning on or after 1 January 2013. It is not yet endorsed by the EU.

IFRS 11 “Joint arrangements” Changes in the definitions have reduced the ‘types’ of joint arrangements to two: joint operations and joint ventures. The existing policy choice of proportionate consolidation for jointly controlled entities has been eliminated. Equity accounting is mandatory for participants in joint ventures. Entities that participate in joint operations will follow accounting much like that for joint assets or joint operations today, whereby a joint operator will recognise its interest based on its involvement in the joint operation (that is, based on its direct rights and obligations) rather than on the participation interest it has in the joint arrangement. In contrast, a joint venture does not have rights to individual assets or obligations for individual liabilities of the joint venture. Instead, joint venturers share in the net assets and, in turn, the outcome (profit or loss) of the activity undertaken by the joint venture. This is not currently relevant but could have an impact if there are any changes to the structure of the Group. An entity shall apply this IFRS for annual periods beginning on or after 1 January 2013. The standard is not yet endorsed by the EU.

IFRS 12 “Disclosure of interests in other entities” IFRS 12 sets out the required disclosures for entities reporting under the two new standards, IFRS 10, ‘Consolidated financial statements’, and IFRS 11, ‘Joint arrangements’. The new standard, IFRS 12, requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. This is not currently relevant but could have an impact if there are any changes to the structure of the Group.  The standard is effective for annual periods beginning on or after 1 January 2013. The standard is not yet endorsed by the EU.

IFRS 13 “Fair value measurement” The requirements, which are largely aligned between IFRS and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. This standard is not expected to have a material impact on the results of the Group, but it could have if the Group were to enter into additional transactions that are covered by this standard. The standard is effective for annual periods beginning on or after 1 January 2013. The standard is not yet endorsed by the EU.

IAS 19 (revised 2011) “Employee benefits” This amendment makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits.  The distinction between short- and long-term benefits for measurement purposes is based on when payment is expected, not when payment can be demanded. However, the amendment does not alter the balance sheet classification of the liabilities recorded in respect of the benefit obligation.  It is considered that this will not have a material impact on the results of the Group. This standard is effective for annual periods beginning on or after 1 January 2013. The standard is not yet endorsed by the EU.

 (1) Basis of preparation (continued)

IAS 28 (Revised) “Investments in associates and joint ventures” IAS 28 defines ‘significant influence’ and the ‘equity method’ and provides guidance on their practical application. The revised standard incorporates the accounting for joint ventures as well as the consensus from SIC-13. The disclosure requirements have now been relocated to IFRS 12. This new guidance may impact the classification of investments acquired in the future. This is not currently relevant but could have an impact if there are any changes to the structure of the Group. This standard is effective for annual periods beginning on or after 1 January 2013. The standard is not yet endorsed by the EU.

(2) Share-based payment costs and acquisition-related expenses

Included within the consolidated income statement for the quarter ended 31 December 2011 are total share-based payment costs (including related payroll taxes) of £14.2 million (2010: £10.6 million), allocated £1.0 million (2010: £0.7 million) in cost of revenues, £8.5 million (2010: £6.4 million) in research and development expenses, £2.7 million (2010: £2.0 million) in sales and marketing expenses and £2.0 million (2010: £1.5 million) in general and administrative expenses.

Included within the consolidated income statement for the year ended 31 December 2011 are total share-based payment costs (including related payroll taxes) of £57.7 million (2010: £41.9 million), allocated £3.5 million (2010: £2.8 million) in cost of revenues, £34.8 million (2010: £25.2 million) in research and development expenses, £11.3 million (2010: £8.0 million) in sales and marketing expenses and £8.1 million (2010: £5.9 million) in general and administrative expenses.

Also included within operating expenses for the quarter ended 31 December 2011 is amortisation of intangibles acquired on business combinations of £0.7 million (2010: £2.3 million), allocated £0.6 million (2010: £0.7 million) in research and development expenses and £0.1 million (2010: £1.6 million) in sales and marketing expenses.

Included within operating expenses for the year ended 31 December 2011 is amortisation of intangibles acquired on business combinations of £2.8 million (2010: £10.9 million), allocated £2.4 million (2010: £3.5 million) in research and development expenses and £0.4 million (2010: £7.4 million) in sales and marketing expenses.

Included within operating expenses for the quarter ended 31 December 2011 are total acquisition related charges of £2.7 million (including a retention bonus on acquisitions amounting to £2.5 million) (2010: £0.1 million), allocated £2.5 million (2010: £nil) in research and development expenses, £0.1 million (2010: £0.1 million) in sales and marketing expenses, and £0.1 million (2010: £nil) in general and administrative expenses.

Included within operating expenses for the year ended 31 December 2011 are total acquisition related charges of £3.6 million (including a retention bonus on acquisitions amounting to £2.5 million) (2010: £0.5 million), allocated £2.5 million (2010: £nil) in research and development expenses, £0.4 million (2010: £0.5 million) in sales and marketing expenses, and £0.7 million (2010: £nil) in general and administrative expenses.

(3) Dividends
	Year ended 31 December 2011	Year ended 31 December 2010
	£’000	£’000
Final 2009 paid at 1.45 pence per share	-	19,022
Interim 2010 paid at 1.16 pence per share	-	15,301
Final 2010 paid at 1.74 pence per share	23,410	-
Interim 2011 paid at 1.39 pence per share	18,756	-
	42,166	34,323

In respect of the year ended 31 December 2011, the directors are proposing a final dividend of 2.09 pence per share (an estimated cost of £29m). Subject to approval at the 2012 AGM, it will be paid on 18 May 2012 to shareholders who are on the register of members on 4 May 2012.

(4) Accounts receivable, and accrued and other liabilities

Included within accounts receivable at 31 December 2011 are £4.9 million (31 December 2010: £8.7 million) of amounts recoverable on contracts.

Included within accrued and other liabilities at 31 December 2011 are £22.6 million (31 December 2010: £17.7 million) relating to the provision for payroll taxes on share awards, and £23.7 million (31 December 2010: £22.7 million) relating to employee bonus and sales commission provisions.

(5) Related party transactions

During the year ended 31 December 2011 the Group incurred subscription costs of £6.9 million from Linaro Limited, an associated company of the Group, representing ARM’s committed aggregate contributions to Linaro for the next two years.  Linaro-related charges amounted to £4.5 million during the year ended 31 December 2010.

(6) Segmental reporting

At 31 December 2011, the Group is organised on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, fabric IP and embedded software and configurable digital signal processing IP.

Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.

Systems Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Group’s internal organisation and management structure and is the primary way in which the Chief Operating Decision Maker is provided with financial information.  Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analysed into these three divisions.

The following analysis is of revenues (in both GBP and USD), operating costs, investment income, profit/(loss) before tax, tax, profit/(loss) for the year, amortisation of intangible assets, other acquisition-related charges, share-based payment costs including payroll taxes, disposal and impairment of investments, Linaro-related charges, goodwill and total assets for each segment and the Group in total.

Year ended 31 December 2011	Processor Division £’000	Physical IP Division £’000	Systems Design Division £’000	Unallocated £’000	Group £’000
Segmental income statement
Revenues (GBP)	397,564	61,334	32,928	-	491,826
Operating costs	(223,818)	(81,076)	(41,165)	3,214	(342,845)
Investment income	-	-	-	7,968	7,968
Profit/(loss) before tax	173,746	(19,742)	(8,237)	11,182	156,949
Tax	-	-	-	(44,307)	(44,307)
Profit/(loss) for the year	173,746	(19,742)	(8,237)	(33,125)	112,642
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation	1,733	1,036	-	-	2,769
Acquisition-related charges	2,906	571	157	-	3,634
Share-based payment costs including payroll taxes	36,952	12,125	8,661	-	57,738
Disposal/impairment of investments	(12)	1,635	125	-	1,748
Linaro-related charges	6,851	-	-	-	6,851
Normalised profit/(loss) before tax	222,176	(4,375)	706	11,182	229,689
Other segmental items
Goodwill	143,738	383,871	14,918	-	542,527
Total assets	274,608	419,928	30,870	574,384	1,299,790
Revenues (USD)	$634,681	$97,864	$52,459	-	$785,004

(6) Segmental reporting (continued)

Year ended 31 December 2010	Processor Division £’000	Physical IP Division £’000	Systems Design Division £’000	Unallocated £’000	Group £’000
Segmental income statement
Revenues (GBP)	315,747	54,855	35,993	-	406,595
Operating costs	(179,224)	(82,519)	(39,493)	1,600	(299,636)
Investment income	-	-	-	3,634	3,634
Interest payable and similar charges	-	-	-	(566)	(566)
Profit/(loss) before tax	136,523	(27,664)	(3,500)	4,668	110,027
Tax	-	-	-	(24,053)	(24,053)
Profit/(loss) for the year	136,523	(27,664)	(3,500)	(19,385)	85,974
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation	2,181	8,413	801	-	11,395
Share-based payment costs including payroll taxes	24,969	9,949	6,992	-	41,910
Restructuring	(358)	-	(15)	-	(373)
Linaro-related charges	4,448	-	-	-	4,448
Normalised profit/(loss) before tax	167,763	(9,302)	4,278	4,668	167,407
Other segmental items
Goodwill	139,560	377,767	14,958	-	532,285
Total assets	239,918	414,929	29,820	399,995	1,084,662
Revenues (USD)	$490,747	$85,143	$55,417	-	$631,307

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include cash and cash equivalents, short- and long-term deposits, available-for-sale investments, loans and receivables, embedded derivatives, current and deferred tax, and VAT.  Unallocated operating costs consist of foreign exchange transactions.

(7) Acquisitions

On 31 October 2011, the Group purchased the entire share capital of Prolific Inc. for $7.7 million in cash.   This purchase has been accounted for as an acquisition.

Prolific, a company based in Newark California, develops leading-edge IC design optimisation software tools that significantly reduce development time and improve the performance of cell-based designs. The increasing complexity of 20nm and below process technologies is driving the need for automated layout optimisation solutions. This acquisition augments ARM's strategy to provide innovative physical IP products that will enable the ARM partnership to continue to lead in the implementation of highly integrated, low-power system-on-chip solutions.

For these reasons, combined with the ability to hire the workforce of Prolific, including the founders and the management team, the Group paid a premium for the company giving rise to goodwill.  All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.  All of the goodwill recognised is expected to be deductible for income tax purposes.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed as at 1 November 2011.

	£’000	$’000
Cash and cash equivalents	6	10
Accounts receivable and other current assets	10	16
Property, plant and equipment	3	5
Intangible assets	2,374	3,690
Deferred revenue	(195)	(304)
Accrual and other payables	(504)	(783)
Net assets acquired	1,694	2,634
Goodwill	3,284	5,103
Consideration	4,978	7,737

The consideration was all paid in cash.  All transaction expenses incurred by ARM have been charged to the income statement.
A further $8.5m is payable as an earn-out to the shareholders subject to them remaining in employment with ARM for up to five years and meeting certain performance criteria.

(7) Acquisitions (continued)

From the date of acquisition to 31 December 2011, the acquisition contributed $0.1 million in revenue and incurred a loss of $0.1 million.   If Prolific had been consolidated from 1 January 2011, the consolidated income statement would have included $3.1 million of revenue and $1.5 million of pre-tax profit.

On 15 June 2011, the Group purchased the entire share capital of Obsidian Software Inc. for $5.6 million in cash, plus a further $9.5 million payable as earn-out to the shareholders subject to them remaining in employment with ARM for up to 3 years and meeting certain performance criteria.  This purchase has been accounted for as an acquisition.  The details of this acquisition can be found within the half year results as announced on 26 July 2011.

(8) Non-GAAP measures

The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based payment costs, restructuring charges, profit on disposal and impairment of available-for-sale investments, and Linaro-related charges.  Full reconciliations of Q4 2011, Q4 2010, FY 2011 and FY 2010, are shown in notes 8.13 to 8.16.  All figures in £’000 unless otherwise stated.

Summary normalised figures	Q4 2011		Q4 2010		Q3 2011		FY 2011		FY 2010

Revenues (£’000)	137,799		113,946		120,167		491,826		406,595
Revenues ($’000)	217,038		179,562		192,310		785,004		631,307

Gross margin	96.0%		94.9%		94.9%		95.1%		94.3%
Operating expenses	65,760		61,242		60,462		245,910		219,001
Profit from operations	66,473		46,883		53,615		221,721		164,339
Operating margin	48.2%		41.1%		44.6%		45.1%		40.4%

Profit before tax	69,000		47,557		55,760		229,689		167,407
Earnings per share (diluted)	3.71	p	2.90	p	3.05	p	12.45	p	9.34	p

Cash	423,982		290,101		397,173		423,982		290,101
Cash generation	51,536		40,665		43,729		203,825		179,910
	(8.1)	(8.2)	(8.3)	(8.4)	(8.5)
	Q4 2011	Q4 2010	Q3 2011	FY 2011	FY 2010

Revenues (£’000)	137,799	113,946	120,167	491,826	406,595
ARM’s effective exchange rate ($/£)	1.58	1.58	1.60	1.60	1.55
Revenues ($’000)	217,038	179,562	192,310	785,004	631,307

	(8.6)	(8.7)
	31 December 2011	31 December 2010

Cash and cash equivalents	28,023	29,363
Short-term deposits	317,868	247,466
Long-term deposits	83,094	15,000
Less: Interest accrued	(5,003)	(1,728)
Normalised cash	423,982	290,101

	(8.8)	(8.9)	(8.10)	(8.11)	(8.12)
	Q4 2011	Q4 2010	Q3 2011	FY 2011	FY 2010

Normalised cash at end of period (as above)	423,982	290,101	397,173	423,982	290,101
Less: Normalised cash at beginning of period	(397,173)	(251,856)	(353,841)	(290,101)	(141,808)
Add back: Cash outflow from investments and acquisitions (net of cash acquired)	5,758	2,274	2,176	17,279	10,997
Add back: Cash outflow from acquisition costs	15	-	451	3,154	-
Add back: Cash outflow from payment of dividends	18,754	-	-	42,166	34,323
Add back: Cash outflow from restructuring payments	-	51	-	-	4,561
Add back: Cash outflow from share-based payroll taxes	191	193	226	12,393	3,215
Add back: Cash outflow from payments related to Linaro	829	819	829	3,465	2,678
Less: Cash inflow from exercise of share options	(820)	(880)	(3,285)	(8,513)	(24,015)
Less: Cash inflow from sale of available-for-sale investments	-	(37)	-	-	(142)
Normalised cash generation	51,536	40,665	43,729	203,825	179,910

(8.13) Normalised income statement for Q4 2011

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion	Acquisition related charges	Disposal/ Impairment of investments	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	137,799	−	137,799	−	−	−	137,799

Cost of revenues	(5,566)	(981)	(6,547)	−	−	−	(6,547)

Gross profit	132,233	(981)	131,252	−	−	−	131,252

Research and development	(31,429)	(8,486)	(39,915)	(550)	(2,470)	−	(42,935)
Sales and marketing	(17,254)	(2,703)	(19,957)	(115)	(114)	−	(20,186)
General and administrative	(17,077)	(1,983)	(19,060)	−	(165)	(1,760)	(20,985)
Total operating expenses	(65,760)	(13,172)	(78,932)	(665)	(2,749)	(1,760)	(84,106)

Profit from operations	66,473	(14,153)	52,320	(665)	(2,749)	(1,760)	47,146

Investment income	2,527	−	2,527	−	−	−	2,527

Profit before tax	69,000	(14,153)	54,847	(665)	(2,749)	(1,760)	49,673
Tax	(17,946)	(192)	(18,138)	92	981	466	(16,599)

Profit for the period	51,054	(14,345)	36,709	(573)	(1,768)	(1,294)	33,074

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,377,768		1,377,768				1,377,768
Earnings per share – pence	3.71		2.66				2.40

ADSs outstanding (‘000)	459,256		459,256				459,256
Earnings per ADS – cents	17.28		12.42				11.19

(8.14) Normalised income statement for Q4 2010

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion	Acquisi-tion -related charges	Profit on disposal of invest-ments	Restruct- -uring charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£’000	£'000	£'000

Revenues	113,946	−	113,946	−	−	−	−	113,946

Cost of revenues	(5,821)	(745)	(6,566)	−	−	−	−	(6,566)

Gross profit	108,125	(745)	107,380	−	−	−	−	107,380

Research and development	(29,609)	(6,355)	(35,964)	(671)	−	−	−	(36,635)
Sales and marketing	(15,913)	(2,014)	(17,927)	(1,666)	(114)	−	−	(19,707)
General and administrative	(15,720)	(1,482)	(17,202)	−	−	37	373	(16,792)
Total operating expenses	(61,242)	(9,851)	(71,093)	(2,337)	(114)	37	373	(73,134)

Profit from operations	46,883	(10,596)	36,287	(2,337)	(114)	37	373	34,246

Investment income	1,240	−	1,240	−	−	−	−	1,240
Interest payable and similar charges	(566)	−	(566)	−	−	−	−	(566)

Profit before tax	47,557	(10,596)	36,961	(2,337)	(114)	37	373	34,920
Tax	(8,215)	2,228	(5,987)	858	32	(10)	(104)	(5,211)

Profit for the period	39,342	(8,368)	30,974	(1,479)	(82)	27	269	29,709

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,358,055		1,358,055					1,358,055
Earnings per share – pence	2.90		2.28					2.19

ADSs outstanding (‘000)	452,685		452,685					452,685
Earnings per ADS – cents	13.61		10.71					10.28

(8.15) Normalised income statement for FY 2011

	Normalised	Share- based payments	Normalised incl share-based payments	Intangible amortisa-tion	Acquisi-tion -related charges	Disposal/ Impair-ment of investments	Linaro -related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000

Revenues	491,826	−	491,826	−	−	−	−	491,826

Cost of revenues	(24,195)	(3,492)	(27,687)	−	−	−	−	(27,687)

Gross profit	467,631	(3,492)	464,139	−	−	−	−	464,139

Research and development	(118,860)	(34,803)	(153,663)	(2,367)	(2,470)	−	(6,851)	(165,351)
Sales and marketing	(60,441)	(11,311)	(71,752)	(402)	(456)	−	−	(72,610)
General and administrative	(66,609)	(8,132)	(74,741)	−	(708)	(1,748)	−	(77,197)
Total operating expenses	(245,910)	(54,246)	(300,156)	(2,769)	(3,634)	(1,748)	(6,851)	(315,158)

Profit from operations	221,721	(57,738)	163,983	(2,769)	(3,634)	(1,748)	(6,851)	148,981

Investment income	7,968	−	7,968	−	−	−	−	7,968

Profit before tax	229,689	(57,738)	171,951	(2,769)	(3,634)	(1,748)	(6,851)	156,949
Tax	(58,442)	10,081	(48,361)	643	1,132	463	1,816	(44,307)

Profit for the period	171,247	(47,657)	123,590	(2,126)	(2,502)	(1,285)	(5,035)	112,642

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,375,973		1,375,973					1,375,973
Earnings per share – pence	12.45		8.98					8.19

ADSs outstanding (‘000)	458,658		458,658					458,658
Earnings per ADS – cents	58.02		41.88					38.17

(8.16) Normalised income statement for FY 2010

	Normalised	Share- based payments	Normalised incl share-based payments	Intangible amortisa-tion	Acquisi-tion -related charges	Profit on disposal of invest-ments	Restruc-turing charges	Linaro -related charges	IFRS
	£'000	£'000	£'000	£'000	£'000	£’000	£’000	£'000	£'000

Revenues	406,595	−	406,595	−	−	−	−	−	406,595

Cost of revenues	(23,255)	(2,816)	(26,071)	−	−	−	−	−	(26,071)

Gross profit	383,340	(2,816)	380,524	−	−	−	−	−	380,524

Research and development	(107,559)	(25,206)	(132,765)	(3,544)	−	−	−	(3,441)	(139,750)
Sales and marketing	(54,101)	(8,005)	(62,106)	(7,395)	(456)	−	−	(151)	(70,108)
General and administrative	(57,341)	(5,883)	(63,224)	−	−	37	373	(893)	(63,707)
Total operating expenses	(219,001)	(39,094)	(258,095)	(10,939)	(456)	37	373	(4,485)	(273,565)

Profit from operations	164,339	(41,910)	122,429	(10,939)	(456)	37	373	(4,485)	106,959

Investment income	3,634	−	3,634	−	−	−	−	−	3,634
Interest payable and similar charges	(566)	−	(566)	−	−	−	−	−	(566)

Profit before tax	167,407	(41,910)	125,497	(10,939)	(456)	37	373	(4,485)	110,027
Tax	(41,085)	11,729	(29,356)	4,033	128	(10)	(104)	1,256	(24,053)

Profit for the period	126,322	(30,181)	96,141	(6,906)	(328)	27	269	(3,229)	85,974

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,352,193		1,352,193						1,352,193
Earnings per share – pence	9.34		7.11						6.36

ADSs outstanding (‘000)	450,731		450,731						450,731
Earnings per ADS – cents	43.88		33.40						29.86

Notes

The results shown for Q4 2011, Q3 2011, Q4 2010, and FY 2011 are unaudited. The statutory accounts of the Company in respect of the financial year ended 31 December 2011 are expected to be approved by the Board of directors during the week commencing 27 February 2012. The results shown for FY 2010 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2010 were approved by the Board of directors on 28 February 2011 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q4 2011 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2010 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2010.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of acquisitions, unforeseen liabilities arising from acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market share and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2010 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS; and ARM Sweden AB.